UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-months periods ended March 31, 2021 and 2022.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-months periods ended March 31, 2021 and 2022

GEOPARK LIMITED

MARCH 31, 2022

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

MARCH 31, 2022

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-months	Three-months
		period ended	period ended
		March 31, 2022	March 31, 2021
Amounts in US$ '000	Note	(Unaudited)	(Unaudited)
REVENUE	3	249,151	146,595
Commodity risk management contracts	4	(78,153)	(47,291)
Production and operating costs	5	(80,603)	(42,952)
Geological and geophysical expenses	6	(2,744)	(3,075)
Administrative expenses	7	(9,946)	(11,333)
Selling expenses	8	(1,995)	(1,723)
Depreciation		(21,580)	(22,567)
Other income (expenses)		4,512	(1,754)
OPERATING PROFIT		58,642	15,900
Financial expenses	9	(15,452)	(15,974)
Financial income	9	312	463
Foreign exchange (loss) gain	9	(6,633)	2,694
PROFIT BEFORE INCOME TAX		36,869	3,083
Income tax expense		(5,865)	(13,420)
PROFIT (LOSS) FOR THE PERIOD		31,004	(10,337)
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Basic		0.52	(0.17)
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Diluted		0.51	(0.17)

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2022

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-months	Three-months
	period ended	period ended
	March 31, 2022	March 31, 2021
Amounts in US$ '000	(Unaudited)	(Unaudited)
Profit (Loss) for the period	31,004	(10,337)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	3,987	(649)
Loss on cash flow hedges	(3,551)	—
Income tax benefit relating to cash flow hedges	1,243	—
Other comprehensive profit (loss) for the period	1,679	(649)
Total comprehensive profit (loss) for the period	32,683	(10,986)

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2022

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At March 31, 2022	Year ended
Amounts in US$ '000		(Unaudited)	December 31, 2021
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	632,207	614,047
Right-of-use assets		20,662	21,014
Prepayments and other receivables		157	148
Other financial assets		12,429	13,883
Deferred income tax asset		15,764	14,072
TOTAL NON CURRENT ASSETS		681,219	663,164
CURRENT ASSETS
Inventories		11,099	10,915
Trade receivables		109,367	70,531
Prepayments and other receivables		17,188	22,650
Derivative financial instrument assets	15	—	126
Other financial assets		865	864
Cash and cash equivalents		114,139	100,604
Assets held for sale		—	26,887
TOTAL CURRENT ASSETS		252,658	232,577
TOTAL ASSETS		933,877	895,741
EQUITY
Equity attributable to owners of the Company
Share capital	11	60	60
Share premium		166,222	169,220
Reserves		80,386	83,554
Accumulated losses		(282,874)	(314,779)
TOTAL EQUITY		(36,206)	(61,945)
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	633,852	656,176
Lease liabilities		11,899	12,513
Provisions and other long-term liabilities	13	61,542	62,848
Deferred income tax liability		4,121	20,947
Trade and other payables	14	1,645	1,540
TOTAL NON CURRENT LIABILITIES		713,059	754,024
CURRENT LIABILITIES
Borrowings	12	8,651	17,916
Lease liabilities		8,769	8,231
Derivative financial instrument liabilities	15	82,162	20,757
Current income tax liability		19,626	8,801
Trade and other payables	14	137,816	127,513
Liabilities associated with assets held for sale		—	20,444
TOTAL CURRENT LIABILITIES		257,024	203,662
TOTAL LIABILITIES		970,083	957,686
TOTAL EQUITY AND LIABILITIES		933,877	895,741

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2022

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share	Share	Other	Translation	Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses	Total
Equity at January 1, 2021	61	179,399	104,485	(12,269)	(380,866)	(109,190)
Comprehensive income:
Loss for the three-months period	—	—	—	—	(10,337)	(10,337)
Other comprehensive loss for the period	—	—	—	(649)	—	(649)
Total comprehensive loss for the period ended March 31, 2021	—	—	—	(649)	(10,337)	(10,986)
Transactions with owners:
Share-based payment	—	217	—	—	1,837	2,054
Repurchase of shares	—	(221)	—	—	—	(221)
Cash distribution	—	—	(1,133)	—	—	(1,133)
Total transactions with owners for the period ended March 31, 2021	—	(4)	(1,133)	—	1,837	700
Balance at March 31, 2021 (Unaudited)	61	179,395	103,352	(12,918)	(389,366)	(119,476)

Balance at January 1, 2022	60	169,220	97,261	(13,707)	(314,779)	(61,945)
Comprehensive income:
Profit for the three-months period	—	—	—	—	31,004	31,004
Other comprehensive (loss) profit for the period	—	—	(2,308)	3,987	—	1,679
Total comprehensive (loss) profit for the period ended March 31, 2022	—	—	(2,308)	3,987	31,004	32,683
Transactions with owners:
Share-based payment	—	125	—	—	901	1,026
Repurchase of shares	—	(3,123)	—	—	—	(3,123)
Cash distribution	—	—	(4,847)	—	—	(4,847)
Total transactions with owners for the period ended March 31, 2022	—	(2,998)	(4,847)	—	901	(6,944)
Balance at March 31, 2022 (Unaudited)	60	166,222	90,106	(9,720)	(282,874)	(36,206)

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Three-months	Three-months
	period ended	period ended
	March 31, 2022	March 31, 2021
Amounts in US$ '000	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit (Loss) for the period	31,004	(10,337)
Adjustments for:
Income tax expense	5,865	13,420
Depreciation	21,580	22,567
Loss on disposal of property, plant and equipment	7	122
Amortization of other long-term liabilities	(47)	(63)
Accrual of borrowing interests	10,335	12,288
Borrowings cancellation costs	819	—
Unwinding of long-term liabilities	1,225	1,185
Accrual of share-based payment	1,026	2,054
Foreign exchange loss (gain)	6,633	(2,694)
Unrealized loss on commodity risk management contracts	47,613	26,655
Income tax paid	(967)	(20,507)
Change in working capital	(35,355)	(8,294)
Cash flows from operating activities – net	89,738	36,396
Cash flows from investing activities
Purchase of property, plant and equipment	(39,407)	(20,332)
Proceeds from disposal of long-term assets	14,425	—
Cash flows used in investing activities – net	(24,982)	(20,332)
Cash flows from financing activities
Principal paid	(23,111)	—
Interest paid	(19,246)	(23,484)
Borrowings cancellation costs paid	(802)	—
Lease payments	(1,782)	(2,461)
Repurchase of shares	(3,123)	(221)
Cash distribution	(4,847)	—
Payments for transactions with former non-controlling interest	—	(3,580)
Cash flows used in financing activities - net	(52,911)	(29,746)
Net increase (decrease) in cash and cash equivalents	11,845	(13,682)
Cash and cash equivalents at January 1	100,604	201,907
Currency translation differences	1,690	(657)
Cash and cash equivalents at the end of the period	114,139	187,568
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	114,126	187,550
Cash in hand	13	18
Cash and cash equivalents	114,139	187,568

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina and Ecuador.

This condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 10, 2022.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2021, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments and interpretations apply for the first time in 2022, but do not have an impact on the condensed consolidated interim financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2021.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2021.

Note 1 (Continued)

Financial risk management (Continued)

Recent conflict involving Russia and Ukraine has disrupted markets and resulted in volatility in commodities prices. The impact of this situation is uncertain and ongoing.

The Group is continually reviewing its exposure to the current market conditions and adjusting the capital expenditures program which remains flexible, quickly adaptable and expandable as prices increase. The Group also continues to add new oil hedges, increasing its price risk protection within the next twelve months. GeoPark maintained a cash position of US$ 114,139,000 and has available US$ 110,313,000 in uncommitted credit lines as of March 31, 2022.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of March 31, 2022:

GeoPark Limited (Bermuda)
100%
GeoPark (UK) Limited
100%
GeoPark Latin America S.L.U. (Spain)
100%
GeoPark Argentina S.A.U. (Argentina)
100%
GeoPark Chile S.p.A. (Chile)
100%
GeoPark TdF S.p.A. (Chile)
100%
GeoPark Fell S.p.A. (Chile)
99%
GeoPark Magallanes Limitada (Chile)
100%
GeoPark Colombia S.L.U. (Spain)
100%
GeoPark Colombia SAS (Colombia)
100%
Amerisur Exploracion Colombia Limited (British Virgin Islands)
100%
Amerisur Exploracion Colombia Limitada Colombian Branch
100%
Petrodorado South America S.A. (Panama)
100%
Petrodorado South America S.A. Sucursal Colombia
99.9%
GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)
99.9%
GeoPark Perú S.A.C. (Perú)
100%
GeoPark Perú S.A.C. Sucursal Ecuador (1)

(1)	GeoPark Peru S.A.C. Sucursal Ecuador holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2021.

During the three-months period ended March 31, 2021, the following changes have taken place:

●	GeoPark Colombia S.A.S. acquired the shares of GeoPark Colombia E&P owned by GeoPark Latin America S.L.U.
●	GeoPark Colombia S.A.S was assigned a 50% non-operated working interest in the CPO-4-1 Block.

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Corporate Governance, People and Sustainability departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases had not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects and other items. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

Three-months period ended March 31, 2022:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	249,151	234,493	6,721	5,975	1,962	—	—
Sale of crude oil	238,996	233,974	3,124	234	1,664	—	—
Sale of gas	10,155	519	3,597	5,741	298	—	—
Production and operating costs	(80,603)	(73,364)	(3,958)	(1,702)	(1,579)	—	—
Royalties	(58,040)	(57,022)	(264)	(481)	(273)	—	—
Share-based payment	(118)	(104)	(15)	—	1	—	—
Operating costs	(22,445)	(16,238)	(3,679)	(1,221)	(1,307)	—	—
Depreciation	(21,580)	(17,403)	(3,312)	(754)	(101)	(9)	(1)
Adjusted EBITDA	122,567	121,776	2,123	3,594	(1,701)	(451)	(2,774)

Three-months period ended March 31, 2021:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	146,595	130,562	4,567	4,853	6,613	—	—
Sale of crude oil	137,318	130,058	1,362	131	5,767	—	—
Sale of gas	9,277	504	3,205	4,722	846	—	—
Production and operating costs	(42,952)	(35,723)	(2,130)	(899)	(4,200)	—	—
Royalties	(19,804)	(18,266)	(164)	(389)	(985)	—	—
Share-based payment	(18)	(26)	(5)	—	13	—	—
Operating costs	(23,130)	(17,431)	(1,961)	(510)	(3,228)	—	—
Depreciation	(22,567)	(14,828)	(3,341)	(1,012)	(3,323)	(61)	(2)
Adjusted EBITDA	66,469	64,258	1,727	3,153	1,109	(552)	(3,226)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
March 31, 2022	933,877	778,484	75,962	44,681	7,428	17,032	10,290
December 31, 2021	895,741	689,401	71,515	38,846	38,111	7,782	50,086

Note 2 (Continued)

Segment Information (Continued)

A reconciliation of total Adjusted EBITDA to total Profit before income tax is provided as follows:

	Three-months	Three-months
	period ended	period ended
	March 31, 2022	March 31, 2021
Adjusted EBITDA	122,567	66,469
Unrealized loss on commodity risk management contracts	(47,613)	(26,655)
Depreciation (a)	(21,580)	(22,567)
Share-based payment	(1,026)	(2,054)
Lease accounting - IFRS 16	1,782	2,461
Other income (expenses)	4,512	(1,754)
Operating profit	58,642	15,900
Financial expenses	(15,452)	(15,974)
Financial income	312	463
Foreign exchange (loss) gain	(6,633)	2,694
Profit before tax	36,869	3,083

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation for the three-months period ended March 31, 2022 includes US$ 539,000 (US$ 700,000 in 2021) generated by assets not related to production activities.

Note 3

Revenue

	Three-months	Three-months
	period ended	period ended
Amounts in US$ '000	March 31, 2022	March 31, 2021
Sale of crude oil	238,996	137,318
Sale of gas	10,155	9,277
	249,151	146,595

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods through December 31, 2022 are accounted for as non-hedge derivatives and therefore all changes in the fair values of these derivative contracts are recognized immediately as gains or losses in the results of the periods in which they occur.

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023 onwards are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

The following table summarizes the Group’s production hedged during the three-months period ended March 31, 2022 and for the following periods as a consequence of the derivative contracts in force as of March 31, 2022:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	14,500	49.10 Put 74.81 Call
April 1, 2022 - June 30, 2022	ICE BRENT	Zero Premium Collars	12,500	53.35 Put 79.38 Call
July 1, 2022 - September 30, 2022	ICE BRENT	Zero Premium Collars	13,000	58.63 Put 86.50 Call
October 1, 2022 - December 31, 2022	ICE BRENT	Zero Premium Collars	12,000	60.63 Put 92.55 Call
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	7,500	65.00 Put 105.03 Call
April 1, 2023 - June 30, 2023	ICE BRENT	Zero Premium Collars	3,000	67.50 Put 102.13 Call

The table below summarizes the loss on the commodity risk management contracts:

	Three-months	Three-months
	period ended	period ended
Amounts in US$ '000	March 31, 2022	March 31, 2021
Realized loss on commodity risk management contracts	(30,540)	(20,636)
Unrealized loss on commodity risk management contracts	(47,613)	(26,655)
Total	(78,153)	(47,291)

Note 5

Production and operating costs

	Three-months	Three-months
	period ended	period ended
Amounts in US$ '000	March 31, 2022	March 31, 2021
Staff costs	3,497	4,009
Share-based payment	118	18
Royalties	58,040	19,804
Well and facilities maintenance	4,787	4,942
Operation and maintenance	1,785	1,929
Consumables	5,313	4,664
Equipment rental	2,387	1,790
Transportation costs	981	1,250
Gas plant costs	682	558
Safety and insurance costs	1,088	947
Field camp	995	1,310
Non-operated blocks costs	1,262	941
Crude oil stock variation	(2,332)	(381)
Other costs	2,000	1,171
	80,603	42,952

Note 6

Geological and geophysical expenses

	Three-months	Three-months
	period ended	period ended
Amounts in US$ '000	March 31, 2022	March 31, 2021
Staff costs	1,972	1,957
Share-based payment	(137)	47
Other services	909	1,071
	2,744	3,075

Note 7

Administrative expenses

	Three-months	Three-months
	period ended	period ended
Amounts in US$ '000	March 31, 2022	March 31, 2021
Staff costs	6,076	6,269
Share-based payment	1,045	1,989
Consultant fees	1,657	1,563
Travel expenses	173	55
Director fees and allowance	693	894
Communication and IT costs	701	879
Allocation to joint operations	(2,269)	(1,975)
Other administrative expenses	1,870	1,659
	9,946	11,333

Note 8

Selling expenses

	Three-months	Three-months
	period ended	period ended
Amounts in US$ '000	March 31, 2022	March 31, 2021
Transportation	1,378	933
Selling taxes and other	617	790
	1,995	1,723

Note 9

Financial results

	Three-months	Three-months
	period ended	period ended
Amounts in US$ '000	March 31, 2022	March 31, 2021
Financial expenses
Bank charges and other financial costs	(3,037)	(2,458)
Borrowings cancellation costs	(819)	—
Interest and amortization of debt issue costs	(10,371)	(12,331)
Unwinding of long-term liabilities	(1,225)	(1,185)
	(15,452)	(15,974)
Financial income
Interest received	312	463
	312	463
Foreign exchange gains and losses
Foreign exchange (loss) gain	(6,633)	2,694
	(6,633)	2,694
Total financial results	(21,773)	(12,817)

Note 10

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress	assets	Total
Cost at January 1, 2021	968,617		20,707	197,829	12,442	18,848	78,614	1,297,057
Additions	(1,437)	(a)	357	—	—	14,764	5,211	18,895
Transfers	8,156		—	3,983	64	(12,235)	32	—
Currency translation differences	(4,194)		(58)	(315)	(21)	(22)	(38)	(4,648)
Disposals	—		(130)	—	(8)	—	—	(138)
Cost at March 31, 2021	971,142		20,876	201,497	12,477	21,355	83,819	1,311,166

Cost at January 1, 2022	957,932		18,421	201,177	11,662	27,204	100,470	1,316,866
Additions	(2,647)	(a)	186	—	5	29,761	9,455	36,760
Transfers	30,058		14	1,547	—	(25,017)	(6,602)	—
Currency translation differences	7,472		98	593	17	45	48	8,273
Disposals	—		(7)	(26)	—	—	—	(33)
Cost at March 31, 2022	992,815		18,712	203,291	11,684	31,993	103,371	1,361,866

Depreciation and write-down at January 1, 2021	(548,445)		(16,985)	(109,987)	(6,975)	—	—	(682,392)
Depreciation	(16,641)		(547)	(3,561)	(153)	—	—	(20,902)
Currency translation differences	2,617		47	589	13	—	—	3,266
Disposals	—		16	—	—	—	—	16
Depreciation and write-down at March 31, 2021	(562,469)		(17,469)	(112,959)	(7,115)	—	—	(700,012)

Depreciation and write-down at January 1, 2022	(563,157)		(16,377)	(116,617)	(6,668)	—	—	(702,819)
Depreciation	(16,384)		(367)	(2,914)	(172)	—	—	(19,837)
Currency translation differences	(6,334)		(85)	(593)	(17)	—	—	(7,029)
Disposals	—		6	20	—	—	—	26
Depreciation and write-down at March 31, 2022	(585,875)		(16,823)	(120,104)	(6,857)	—	—	(729,659)

Carrying amount at March 31, 2021	408,673		3,407	88,538	5,362	21,355	83,819	611,154
Carrying amount at March 31, 2022	406,940		1,889	83,187	4,827	31,993	103,371	632,207

(a)	Corresponds to the effect of the change in the estimate of assets retirement obligations.

Note 11

Equity

Share capital

	At	Year ended
Issued share capital	March 31, 2022	December 31, 2021
Common stock (US$ '000)	60	60
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,016,190	60,238,026
Total common shares in issue	60,016,190	60,238,026

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

On March 9, 2022, the Company’s Board of Directors declared a quarterly cash distribution of US$ 0.082 per share that was paid on March 31, 2022.

Buyback program

On November 4, 2020, the Company’s Board of Directors approved a new program to repurchase up to 10% of its shares outstanding or approximately 6,062,000 shares. The repurchase program began on November 5, 2020 and was set to expire on November 15, 2021. On November 10, 2021, the Company’s Board of Directors approved the renewal of this repurchase program until November 10, 2022. During the three-months period ended March 31, 2022, the Company purchased 231,836 common shares for a total amount of US$ 3,123,000. These transactions have no impact on the Group’s results.

Other reserves

Beginning in 2022, GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023 onwards are designated and qualify as cash flow hedges and therefore the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

Note 12

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2022	December 31, 2021
2024 Notes	146,216	171,880
2027 Notes	493,556	499,893
Banco Santander	2,731	2,319
	642,503	674,092

Classified as follows:

Current	8,651	17,916
Non-Current	633,852	656,176

On September 21, 2017, the Company successfully placed US$ 425,000,000 Notes, which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes carry a coupon of 6.50% per annum. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The Notes are fully and unconditionally guaranteed jointly and severally by two principal subsidiaries of the Company. Final maturity of the Notes will be September 21, 2024.

On January 17, 2020, the Company successfully placed US$ 350,000,000 Notes, which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). The debt issuance cost for this transaction amounted to US$ 5,004,000 (debt issuance effective rate: 5.88%). The Notes are fully and unconditionally guaranteed jointly and severally by two principal subsidiaries of the Company. Final maturity of the Notes will be January 17, 2027.

In April 2021, the Company executed a series of transactions that included a successful tender to purchase US$ 255,000,000 of the 2024 Notes that was funded with a combination of cash in hand and a US$ 150,000,000 new issuance from the reopening of the 2027 Notes. The new notes offering and the tender offer closed on April 23, 2021 and April 26, 2021, respectively.

The tender total consideration included the tender offer consideration of US$ 1,000 for each US$ 1,000 principal amount of the 2024 Notes plus the early tender payment of US$ 50 for each US$ 1,000 principal amount of the 2024 Notes. The tender also included a consent solicitation to align the covenants of the 2024 Notes to those of the 2027 Notes.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. The debt issuance cost for this transaction amounted to US$ 2,019,000. The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by two principal subsidiaries of the Company.

Note 12 (Continued)

Borrowings (Continued)

During March 2022, the Company continued its deleveraging process initiated in April 2021, by repurchasing and cancelling with the Trustee a total nominal amount of US$ 23,111,000 of its 2024 Notes in open market transactions at prices below the call option. The difference between the carrying amount of debt that was repurchased and the consideration paid was recognized within financial expenses in the condensed consolidated statement of income. After the balance sheet date, the Company continued repurchasing 2024 Notes for a nominal amount of US$ 9,765,000.

The indentures governing the 2024 Notes and the 2027 Notes include incurrence test covenants that provide, among other things, that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indentures governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indentures’ provisions and covenants.

As of the date of these interim condensed consolidated financial statements, the Group has credit lines available for US$ 110,313,000.

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2022	December 31, 2021
Assets retirement obligation	45,052	45,842
Deferred income	3,361	3,331
Other	13,129	13,675
	61,542	62,848

Note 14

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2022	December 31, 2021
Trade payables	101,781	86,672
To be paid to co-venturers	1,343	953
Customer advance payments	169	426
Other short-term advance payments (a)	—	1,558
Staff costs to be paid	17,718	17,973
Royalties to be paid	10,089	7,347
V.A.T.	3,150	7,473
Taxes and other debts to be paid	5,211	6,651
	139,461	129,053

Classified as follows:

Current	137,816	127,513
Non-Current	1,645	1,540

(a)	Advance payment collected in relation with the sale of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks (see Note 17).

Note 15

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at March 31, 2022 and December 31, 2021 on a recurring basis:

			As of
Amounts in US$ '000	Level 1	Level 2	March 31, 2022
Assets
Cash and cash equivalents
Money market funds	5,724	—	5,724
Total Assets	5,724	—	5,724
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	82,162	82,162
Total Liabilities	—	82,162	82,162

			As of
Amounts in US$ '000	Level 1	Level 2	December 31, 2021
Assets
Cash and cash equivalents
Money market funds	427	—	427
Derivative financial instrument assets
Commodity risk management contracts	—	126	126
Total Assets	427	126	553
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	20,757	20,757
Total Liabilities	—	20,757	20,757

Note 15 (Continued)

Fair value measurement of financial instruments (Continued)

Fair value hierarchy (Continued)

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of March 31, 2022.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where the interest has already been fixed and are measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 98% of its carrying amount, including interests accrued as of March 31, 2022. Fair values were calculated based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within Level 1 and Level 2 of the fair value hierarchy, respectively.

Note 16

Capital commitments

Capital commitments are detailed in Note 33.2 to the audited Consolidated Financial Statements as of December 31, 2021. The following updates have taken place during the three-months period ended March 31, 2022:

The Group invested US$ 13,276,000 to fulfil its working interest commitments.

Colombia

GeoPark drilled the 2 exploratory wells committed in the Platanillo Block. These investments require the approval from the Colombian National Hydrocarbons Agency (“ANH”) to fulfil the Group’s commitment.

On March 10, 2022, GeoPark submitted to the ANH a request to withdraw from the PUT-14 E&P contract and transfer the pending commitments to other E&P contracts.

On March 15, 2022, the E&P contracts related to the Llanos 86 and Llanos 104 Blocks entered into exploratory phase 1. The investment commitments for these blocks over the three-years term of this first phase are:

●	Llanos 86 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 9,849,000)
●	Llanos 104 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 8,752,000)

On March 25, 2022, the ANH approved the assignment of a 50% non-operated working interest to GeoPark in the CPO-4-1 Block. The block is in a preliminary phase as of the date of these interim condensed consolidated financial statements. During this preliminary phase, the operator must request from the Ministry of Interior a certificate that certifies the presence or absence of indigenous communities and develop a previous consultation process, if applicable. Only when this process has been completed and the corresponding regulatory approvals have been obtained, the blocks will enter into Phase 1, where the exploratory commitments are mandatory. The investment commitment for the block over three-years term of Phase 1 would be one exploratory well for a total amount of US$ 2,922,000, at GeoPark’s working interest.

Note 17

Business transactions

Manati Block (Brazil)

On November 22, 2020, GeoPark signed an agreement to sell its 10% non-operated working interest in the Manati Block in Brazil. The total consideration amounted to Brazilian reais 144,400,000 (equivalent to US$ 30,478,000 as of March 31, 2022), including a fixed payment of Brazilian reais 124,400,000 plus an earn-out of Brazilian reais 20,000,000, which was subject to obtaining certain regulatory approvals. The transaction was subject to certain conditions that should have been met before March 31, 2022. As of March 31, 2022, the required conditions were not met and GeoPark decided not to extend this deadline. As a result, GeoPark will continue to own its 10% interest in the block.

Aguada Baguales, El Porvenir and Puesto Touquet Blocks (Argentina)

In August 2021, the Company’s Board of Directors approved the decision to evaluate farm-out or divestment opportunities to sell its 100% working interest and operatorship in the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina, including the associated gas transportation license through the Puesto Touquet pipeline.

On November 3, 2021, GeoPark signed a sale and purchase and assignment agreement for a total consideration of US$ 16,000,000, subject to working capital adjustment. At that moment, GeoPark collected an advance payment of US$ 1,600,000.

The closing of the transaction took place on January 31, 2022, after the corresponding regulatory approvals were granted and GeoPark received the remaining outstanding payment from the purchaser. In April 2022, GeoPark paid a working capital adjustment amounting to US$ 370,000. As a consequence of this transaction, GeoPark recognized a gain of US$ 3,983,000 within Other income (expenses) for the three-months period ended March 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
Name: Andrés Ocampo
Title: Chief Financial Officer

Date: May 11, 2022